Exhibit 99.18

DHX Media Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

December 31, 2013

(expressed in thousands of Canadian dollars)

In accordance with National Instrument 51-102, released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim condensed consolidated financial statements for the period ended December 31, 2013.

February 13, 2014

Management’s Report

The accompanying unaudited interim condensed consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and supplemental information of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited interim condensed consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgements and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited consolidated financial statements and recommended their approval by the Board of Directors.

(signed) “Michael Donovan”	(signed) “Dana Landry”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Balance Sheet
As at December 31, 2013 and June 30, 2013
(expressed in thousands of Canadian dollars)

	December 31,	June 30,
	2013	2013
	$	$
Assets

Current assets

Cash	35,985	12,640
Restricted cash (note 9 (b))	291	1,278
Amounts receivable (note 6)	78,454	72,849
Prepaid expenses and deposits	3,644	2,763
Investment in film and television programs (note 7)	139,904	116,994

	258,278	206,524

Long-term amounts receivable	3,057	3,177
Deferred financing fees	613	684
Property and equipment	4,689	4,924
Long-term investment	330	330
Intangible assets	28,708	27,956
Goodwill (notes 4 and 8)	90,578	81,840

	386,253	325,435
Liabilities

Current liabilities

Bank indebtedness (note 9)	-	5,000
Accounts payable and accrued liabilities (note 4)	56,275	45,932
Deferred revenue	13,521	19,753
Other liability	-	445
Interim production financing (note 9 (b))	30,335	37,676
Current portion of long-term debt and obligations under capital lease (note 9 (c))	7,006	3,977

	107,137	112,783

Long-term debt and obligations under capital lease (note 9)	65,697	45,466
Long-term deferred revenue	1,112	707
Deferred income taxes (notes 4 and 11)	5,690	3,604

	179,636	162,560

Shareholders’ Equity (note 10)	206,617	162,875

	386,253	325,435
Commitments and contingencies (note 15)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars)

					Accumulated
		Share			other	Retained
	Common	purchase		Contributed	comprehensive	earnings
	shares	financing	Warrants	surplus	income (loss)	(deficit)	Total
	$	$	$	$	$	$	$
Balance - June 30, 2012	65,841	(85)	–	11,102	232	1,810	78,900

Net income for the period	–	–	–	–	–	215	215
Other comprehensive loss for the period	–	–	–	–	(491)	–	(491)
Comprehensive income (loss) for the period	–	–	–	–	(491)	215	(276)
Repayment of share purchase financing	–	2	–	–	–	–	2
Interest received on share purchase financing	–	1	–	–	–	–	1
Compensation expense on share purchase financing	–	32	–	–	–	–	32
Issued for cash, net of costs and tax effect	18,043	–	–	–	–	–	18,043
Cookie Jar acquisition	67,403	–	–	–	–	–	67,403
Stock options exercised	2	–	–	(1)	–	–	1
Share-based compensation	–	–	–	304	–	–	304
Warrant expense	–	–	390	–	–	–	390
Shares issued pursuant to the employee share purchase plan (“ESPP”)	6	–	–	–	–	–	6

Balance - December 31, 2012	151,295	(50)	390	11,405	(259)	2,025	164,806

Net income for the period	–	–	–	–	–	1,645	1,645
Other comprehensive loss for the period	–	–	–	–	(2,541)	–	(2,541)
Comprehensive income (loss) for the period	–	–	–	–	(2,541)	1,645	(896)
Shares issued pursuant to the ESPP	26	–	–	–	–	–	26
Issued for cash, net of costs and tax effect	(427)	–	–	–	–	–	(427)
Stock options exercised	431	–	–	(151)	–	–	280
Dividends paid	–	–	–	–	–	(1,535)	(1,535)
Shares cancelled pursuant to an employee loan forgiven	(50)	50	–	–	–	–	–
Share-based compensation	–	–	–	621	–	–	621

Balance - June 30, 2013	151,275	–	390	11,875	(2,800)	2,135	162,875

Net income for the period	–	–	–	–	–	4,969	4,969
Other comprehensive income for the period	–	–	–	–	584	–	584
Comprehensive income for the period	–	–	–	–	584	4,969	5,553
Stock options and warrants exercised	2,687	–	(351)	(561)	–	–	1,775
Issued for cash, net of costs and tax effect	37,786	–	–	–	–	–	37,786
Dividends reinvested and paid	26	–	–	–	–	(2,367)	(2,341)
Share-based compensation	–	–	–	939	–	–	939
Shares issued pursuant to the ESPP	30	–	–	–	–	–	30

Balance - December 31, 2013	191,804	–	39	12,253	(2,216)	4,737	206,617

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Income
For the three and six-month periods ended December 31, 2013 and 2012

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Revenues (note 19)	30,355	26,358	57,357	39,873

Operating expenses (income)
Direct production costs and expense of film and television programs produced	11,975	10,900	23,051	18,991
Expense of acquired libraries	2,478	1,937	4,261	2,154
Amortization of property and equipment and intangible assets	1,468	1,255	2,817	1,888
Acquisition costs	507	852	1,740	1,368
Development costs and other	46	793	46	851
Write-down of investment in film and television programs	190	–	190	–
Selling, general and administrative	8,559	9,346	16,611	13,411
Share of loss of associates	–	56	–	81
Realized loss on sale of short term investment	–	29	–	29
Finance expense, net (note 12)	1,115	442	1,172	579

	26,338	25,610	49,888	39,352

Income before income taxes	4,017	748	7,469	521

Provision for (recovery of) income taxes (note 11)
Current income taxes	(706)	(349)	700	(352)
Deferred income taxes	1,912	810	1,800	658

	1,206	461	2,500	306

Net income for the period	2,811	287	4,969	215
Basic earnings per common share (note 17)	0.03	0.00	0.05	0.00
Diluted earnings per common share (note 17)	0.03	0.00	0.05	0.00

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss)
For the three and six-month periods ended December 31, 2013 and 2012
(expressed in thousands of Canadian dollars)

	Three months ended		Six Months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$

Net income for the period	2,811	287	4,969	215

Other comprehensive income (loss)

Items that may be reclassified subsequently to net income
Cumulative translation adjustment	(722)	130	584	(385)
Realized loss on available for sale investment	-	29	-	29
Changes in fair value of available-for-sale investments, net of tax	-	(228)	-	(135)

Other comprehensive income (loss) for the period	(722)	(69)	584	(491)

Comprehensive income (loss) for the period	2,089	218	5,553	(276)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six-month periods ended December 31, 2013 and 2012
(expressed in thousands of Canadian dollars)

	Six months ended
	December 31,	December 31,
	2013	2012
	$	$
Cash provided by (used in)

Operating activities
Net income for the period	4,969	215
Charges (credits) to income not involving cash
Amortization of property and equipment	942	936
Amortization of intangible assets	1,875	952
Unrealized foreign exchange gain	(515)	(153)
Share of loss of associates	-	81
Write-down of investment in film and television programs	190	-
Share-based compensation and warrant expense	939	726
Realized loss on sale of short term investment	-	29
Interest on promissory notes	-	1
Deferred tax expense	1,800	658
	10,200	3,445

Net change investment in film and television programs	(741)	(3,960)
Net change in other non-cash balances related to operations (note 18)	(4,112)	(5,306)

Cash provided by (used in) operating activities	5,347	(5,821)

Financing activities
Proceeds from issuance of common share, net of issue costs	36,942	17,364
Proceeds from repayment of employee share purchase loan and options	1,804	8
Dividends paid	(2,341)	-
Change in long-term receivables and payables	(325)	(820)
Decrease (increase) in deferred financing fees	71	(740)
Proceeds from employee share purchase loan	-	2
Proceeds from (repayment of) bank indebtedness	(5,000)	7,335
Increase (decrease) in long-term deferred revenue	405	(1,891)
Proceeds from (repayment of) interim production financing	(7,340)	4,935
Proceeds from long-term debt, net of costs	24,790	48,149
Decrease (increase) in restricted cash	987	(2,603)
Repayment of shareholder debt assumed on acquisitions	-	(8,665)
Repayment of long-term debt and obligations under capital lease	(4,323)	(60,680)

Cash provided by financing activities	45,670	2,394

Investing activities
Business acquisitions, net of cash acquired	(27,289)	(2,191)
Proceeds on disposal of short-term investments	-	3,293
Acquisition of property and equipment	(594)	(1,071)

Cash used in investing activities	(27,883)	31
Effect of foreign exchange rate changes on cash	211	(810)
Net change in cash during the period	23,345	(4,206)
Cash - Beginning of period	12,640	19,166
Cash - End of period	35,985	14,960

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange (TSX), admitted on May 19, 2006 (symbol DHX). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation

The Company prepares its consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles as set out in the Handbook of Chartered Professional Accountants of Canada – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2013. These financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2013.

These financial statements have been authorized for issuance by the Board of Directors on February 13, 2014.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2013. Refer to note 3 of the Company’s financial statements for the year ended June 30, 2013 for more information on new accounting standards and amendments not yet effective.

New accounting standards adopted during the period

IFRS 10, Consolidated Financial Statements

The IASB issued IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces portions of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27”) that addresses consolidation, and supersedes Standing Interpretations Committee (“SIC”) SIC-12 in its entirety. The objective of IFRS 10 is to define the principles of control and establish the basis of determining when and how an entity should be included within a set of consolidated financial statements. IAS 27 has been amended to reflect the issuance of IFRS 10 and retains guidance only for separate financial statements. The Company assessed its consolidation conclusions on July 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

(1)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

New accounting standards adopted during the period (continued)

IFRS 11, Joint Ventures

The IASB issued IFRS 11, “Joint Ventures” (“IFRS 11”), effective for annual periods beginning on or after January 1, 2013. IFRS 11 supersedes IAS 31, “Interest in Joint Ventures” and SIC-13, “Jointly Controlled Entities - Non Monetary Contributions by Ventures”. Through an assessment of the rights and obligations in an arrangement, IFRS 11 establishes principles to determine the type of joint arrangement and guidance for financial reporting activities required by the entities that have an interest in arrangements which are controlled jointly. As a result of the issuance of IFRS 10 and IFRS 11, IAS 28, “Investments in Associates and Joint Ventures” (“IAS 28”) was amended to reflect the guidance provided in IFRS 10 and IFRS 11. The Company currently has no interests in joint arrangements, therefore the adoption of this standard had no impact on the Company’s consolidated financial statements.

IFRS 13, Fair Value measurement

The IASB issued IFRS 13, “Fair Value Measurement” (“IFRS 13”) effective for annual periods beginning on or after January 1, 2013. IFRS 13 defines fair value, provides guidance in a single framework for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at July 1, 2013.

The consolidated financial statements have been prepared under a historical cost basis, except for certain financial assets and financial liabilities, including derivative instruments that are measured at fair value.

4	Acquisitions

i)	On October 22, 2012 (“Cookie Jar Effective Date”), the Company acquired all the outstanding shares of a newly formed company holding all of the assets and select liabilities comprising the business of Cookie Jar Entertainment (“Cookie Jar”), an industry leader in the creation, production and marketing of animated and live-action programming and possessing a library of nearly 6,000 half-hours of programming. Total consideration of $72,403 is comprised of cash of $5,000 and 36,044,492 common shares of the Company valued at $67,403 on the Cookie Jar Effective Date.

The goodwill value of $69,988 arising from the acquisition is attributable to acquired workforces and economies of scale expected from combining the operations for the Company and Cookie Jar. None of the goodwill recognised is deductible for income tax purposes. The fair value of accounts receivable is $31,794. The gross contractual amount for accounts receivable due is $35,339, of which $3,545 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Cookie Jar from the Cookie Jar Effective Date. All special purpose entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(2)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The Company has finalized the purchase price, which has been allocated to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	2,809
Accounts receivable	31,794
Prepaid expenses and deposits	783
Investment in film and television programs	61,814
Property and equipment	937
Intangible assets	27,140
Goodwill	69,988
195,265
Less: Liabilities assumed
Accounts payable and accrued liabilities	33,856
Deferred revenue	12,994
Interim production financing	6,891
Long-term debt	56,742
Shareholder loans payable	8,665
Deferred tax liability	3,714
122,862
72,403

The Company finalized the purchase price allocation in the quarter ended September 30, 2013. As a result, the Company adjusted the amounts recorded at June 30, 2013 as follows: increased the amount allocated to amounts payable and accrued liabilities by $837, increased the deferred tax liability by $201 and increased goodwill by $1,038. The June 30, 2013 consolidated balance sheet has been adjusted to reflect these changes. There was no impact to net income previously reported.

ii)	On September 13, 2013 (“Ragdoll Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of Ragdoll Worldwide Ltd. (“Ragdoll”), which includes a library of over 500 episodes of programming for popular titles such as Teletubbies, In the Night Garden and Abney & Teal. The consideration of $28,430 is payable in cash, which was funded through an additional term facility (note 9). The purchase price includes an excess cash adjustment and net working capital adjustment based on the opening balance sheet figures, which will be paid to the sellers in the third quarter. The Company has estimated the total adjustment at $1,850, and has accrued this amount in the purchase price allocation.

The preliminary value of goodwill of $6,615 arising from the acquisition is attributable to the expanded total library of the Company and other synergies from the combined operations. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $1,015. The gross contractual amount for accounts receivable due is $1,064, of which $49 is expected to be uncollectible.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Ragdoll from the Ragdoll Effective Date. All special purpose entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in these financial statements.

(3)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets acquired
Cash	1,141
Accounts receivable	1,015
Investment in film and television programs	22,517
Property and equipment	27
Intangible assets	1,585
Goodwill	6,615
32,900
Less: Liabilities assumed
Accounts payable and accrued liabilities	2,156
Deferred tax liability	2,314
4,470
28,430

The Company will finalize the purchase price allocation upon completion of review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as an adjustment to the purchase price allocation.

During the three-months ended December 31, 2013, the Company continued to refine the purchase price allocation. As a result, the Company increased the amount allocated to cash by $598, increased accounts receivable by $368, decreased deferred tax liability by $204, increased accounts payable and accrued liabilities by $965, and reduced goodwill by $205. There was no impact to net income or comprehensive income recorded in prior periods.

Ragdoll contributed $4,996 to the Company’s consolidated revenue and $2,697 to the consolidated net income since the Ragdoll Effective Date.

Had Ragdoll been consolidated from July 1, 2013, the consolidated statement of income would show revenue of $57,443 and net income of $3,776.

5	Pending acquisition of the Family Channel Business

On November 27, 2013, the Company entered into an acquisition agreement (the “Agreement”) with Bell Media Inc. for the acquisition of the Family Channel Business. The Agreement provides that the Company will acquire the outstanding shares of a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel Business for cash consideration consisting of $170,000, increased or reduced by a working capital adjustment. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior, Disney XD and Disney Junior French. Concurrently with the acquisition, the Company plans to enter into a new credit facility with a Canadian chartered bank that would replace the existing indebtedness of the Company, other than production-specific financing (“Credit Financing”). The Company plans to finance the acquisition through a combination of existing cash on hand and the Credit Financing.

(4)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

5	Pending acquisition of the Family Channel Business (continued)

A commitment letter, fee letter and term sheet were entered into between the Company, as borrower, and a Canadian chartered bank on November 27, 2013 providing for fully underwritten senior secured credit facilities (the “New Credit Facilities”) in an aggregate principal amount of up to $240,000. The New Credit Facilities will consist of a term loan credit facility in the aggregate amount of up to $210,000 and a revolving loan credit facility in the aggregate amount of up to $30,000.

The acquisition is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”), as well as other customary closing conditions.

6	Amounts receivable

	December 31,	June 30,
	2013	2013
	$	$
Trade receivables	41,492	38,135
Less: provision for impairment of trade receivables	(1,557)	(1,086)
	39,935	37,049
Goods and services taxes recoverable	1,759	1,855
Federal and provincial film tax credits and other government assistance	36,760	33,945
Amounts receivable	78,454	72,849

The aging of trade receivables is as follows:

	December 31,	June 30,
	2013	2013
	$	$
Less than 60 days	29,853	30,223
Between 60 and 90 days	2,008	1,202
Over 90 days	8,074	5,624
	39,935	37,049

The Company does not have security over these balances. All impaired trade receivables are older than 90 days.

Trade receivables, goods and services taxes recoverable, federal and provincial film tax credits receivable and other government assistance are provided for based on estimated irrecoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any impaired receivables.

Provision for impairment of trade receivables:

	December 31,	June 30,
	2013	2013
	$	$
Opening balance	1,086	105
Provision for receivables	228	907
Receivables written off during the year	(41)	(49)
Exchange differences	284	123
Closing balance	1,557	1,086

(5)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

7	Investment in film and television programs

	December 31,	June 30,
	2013	2013
	$	$
Development costs	1,181	1,350
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	1,524	1,296
Acquired participation rights - theatrical and non-theatrical
Cost	90,190	67,673
Accumulated expense	(15,645)	(11,383)
	74,545	56,290
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	253,444	234,860
Accumulated expense	(185,194)	(171,396)
Accumulated write-downs of investment in film and television programs	(5,596)	(5,406)
	62,654	58,058
	139,904	116,994

The Company expects that 8% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2014. The Company expects that 42% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2016. The Company expects that over 64% of the costs related to productions completed and released will be realized by June 30, 2018.

During the three and six months ended December 31, 2013, interest of $221 and $485 (December 31, 2012 - $310 and $531) has been capitalized to investment in film and television programs.

The continuity of investment in film and television programs is as follows:

	December 31,	June 30,
	2013	2013
	$	$
Net opening investment in film and television programs	116,994	44,163
Productions acquired (note 4)	22,517	61,814
Cost of productions (completed and released and productions in progress), net of government and third party assistance and third party participation	18,106	41,339
Decrease in development costs	(169)	(1,593)
Expense	(18,060)	(28,691)
Write-down of certain investment in film and television programs	(190)	(608)
Exchange differences	706	570
	139,904	116,994

(6)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

8	Goodwill

The continuity of goodwill is as follows:
	December 31,	June 30,
	2013	2013
	$	$
Opening net book value	81,840	11,800
Acquired on Cookie Jar and Ragdoll (note 4)	6,615	69,988
Exchange differences	2,123	52
	90,578	81,840

9	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease

	December 31,	June 30,
	2013	2013
	$	$
Bank indebtedness	–	5,000
Interim production financing	30,335	37,676
Long-term debt and obligations under capital lease	72,703	49,443
Interest bearing debt and obligations under capital lease	103,038	92,119
Amount due within 12 months	(37,341)	(46,653)
Amount due beyond 12 months	65,697	45,466

a)	Bank indebtedness

On October 22, 2012, the Company entered into a credit agreement (the “Senior Secured Credit Facilities”) with a syndicate of lenders, which provides for a revolving facility (the “Revolving Facility”) and a term facility (the “Term Facility”). The Revolving Facility is available to a maximum amount of $20,000, maturing on October 22, 2016. The Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate or, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

On September 13, 2013, the Company amended the Senior Secured Credit Facilities agreement (the “Amended Senior Secured Credit Facilities”) to permit the Company to complete the Ragdoll acquisition (note 4). The Amended Senior Secured Credit Facilities provides for an additional drawing on the Term Facility (the “Ragdoll Term Facility”).

All amounts borrowed pursuant to the Amended Senior Secured Credit Facilities are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”) with both the Company and the Guarantors providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders and all present and subsequently acquired real and personal property of the Company and the Guarantors.

Under the Amended Senior Secured Credit Facilities, the Company is required to comply with certain covenants, including maintaining a fixed charge ratio of greater than 1.5:1 and a leverage ratio of less than (1) 3.0:1 for quarters ending December 31, 2013 and March 31, 2014, (2) 2.5:1 for quarters ending June 30, 2014 and September 30, 2104, and (3) 2.0:1 for quarters ending December 31, 2014 and for each quarter ending thereafter. As at December 31, 2013, the Company was in compliance with all covenants.

(7)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

b)	Interim production financing

	December 31,	June 30,
	2013	2013
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% to 12%. Assignment and direction of specific production financing and licensing contracts receivable, with a net book value of approximately $47,681 at December 31, 2013 (June 30, 2013 - $55,667). Certain facilities are secured by a restricted cash balance of $291 at December 31, 2013 (June 30, 2013 - $1,278)	30,335	37,676

During the three and six-month periods ended December 31, 2013, the Canadian bank prime rate averaged 3.00% (year ended June 30, 2013 – 3.00%).

c)	Long-term debt and obligations under capital leases

The Senior Secured Credit Facilities entered into on October 22, 2012 provide for a Term Facility with an initial principal amount of $50,000, maturing on October 22, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Term Facility) of 7% in 2013, 8% in 2014, 12% in 2015 and 13% in 2016, payable in equal quarterly installments, with the full remaining amount due on maturity. The Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

The Amended Senior Secured Credit Facilities entered into on September 13, 2013 provide for a Ragdoll Term Facility with an initial principal amount of $25,000, maturing on October 22, 2016, repayable in annual amortization payments (as a percentage of the initial principal amount of the Ragdoll Term Facility) of 2% in 2014, 3% in 2015 and 3.25% in 2016, payable in equal quarterly installments, starting December 31, 2013 with the full remaining amount due on maturity. The Ragdoll Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to 3.25%.

(8)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under capital lease (continued)

c)	Long-term debt and obligations under capital leases (continued)

	December 31,	June 30,
	2013	2013
	$	$

Term Facility and Ragdoll Term Facility entered into pursuant to the Amended Senior Secured Credit Facilities (note 9 (a) and (c)), net of issue costs of $1,533 (June 30, 2013 - $1,610). As at December 31, 2013 the Term Facility and Ragdoll Facility consisted of 44,362 USD and 14,995 GBP, excluding issue costs, respectively (June 30, 2013 47,752 USD)	72,082	48,616

Obligation under various capital leases, with total quarterly instalments of $104, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from January 2014 to February 2017 of which $49 is denominated in USD (June 30, 2013 - $176)	621	827
	72,703	49,443
Less: Current portion	(7,006)	(3,977)
	65,697	45,466

The aggregate amount of gross principal repayments required net of deferred financing fees in each of the next four years is as follows:

$
Year ending June 30, 2014	3,671
2015	9,727
2016	11,066
2017	51,290

The Company has the following undrawn borrowing facilities:

	December 31,	June 30,
	2013	2013
	$	$
Bank indebtedness	20,000	15,000

10	Share capital and contributed surplus

a)	Common shares

During the six month period ended December 31, 2013, the Company issued 8,603 common shares, at an average price of $3.48, as part of the Company’s ESPP (December 31, 2012 - 4,105 at $1.46 per share).

During the six month period ended December 31, 2013, 1,260,000 shares were issued out of treasury at an average price of $0.85 upon exercise of options by employees and a director for total proceeds of $1,069.

(9)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

10	Share capital and contributed surplus (continued)

a)	Common shares (continued)

During the six month period ended December 31, 2013, 900,000 shares were issued out of treasury at an average price of $0.78 per common share upon exercise of warrants by consultants for total proceeds of $706.

On October 21, 2013, the Company issued 11,183,750 common shares at $3.60 per common share for gross proceeds of $40,262. The cost of $2,476, net of tax effect of $844.

During the six month period ended December 31, 2013, the Company issued 4,676 common shares, at an average price of $5.47, as part of shareholder enrollment in the Company’s dividend reinvestment program (December 31, 2012 - nil).

b)	Warrants

During the six month period ended December 31, 2013, 900,000 warrants were exercised at a price of $0.78 per common share.

Subsequent to December 31, 2013, 100,000 warrants were exercised at a price of $0.78 per common share.

c)	Stock options

On September 26, 2013, 350,000 stock options were issued to employees at $3.31 per share, vesting immediately and over four years, expiring on September 26, 2018.

On November 21, 2013, 995,000 stock options were issued to employees at $4.07 per share, vesting immediately and over four years, expiring on November 21, 2018.

During the six months ended December 31, 2013, 112,500 options were forfeited (December 31, 2012 – nil).

During the six months ended December 31, 2013, 1,260,000 stock options were exercised at an average price of $0.85 per common share (December 31, 2012 - $nil).

The weighted average grant date fair value of stock options and assumptions using the Black-Scholes option pricing model for the six-month period ended December 31, 2013 is as follows:

December 31,
2013
Weighted average grant value date	$1.46
Risk-free interest rate	1.61%
Expected option life	4 years
Expected volatility	52%
Expected dividend yield	1.16%

Changes in the assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the stock options.

(10)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

11	Income taxes

Significant components of the Company’s deferred income tax liability as at December 31, 2013 and June 30, 2013 are as follows:

	December 31,	June 30,
	2013	2013
	$	$
Leasehold inducement	170	170
Foreign tax credits	287	287
Deferred production revenue	28	74
Participation payables and capital lease obligations and other liabilities	64	45
Property and equipment	(17)	28
Share issuance costs and deferred financing fees	1,709	1,072
Investment in film and television programs	(9,501)	(7,977)
Intangible assets	(4,946)	(4,342)
Non-capital losses and other	6,516	7,039

Deferred income tax liability	(5,690)	(3,604)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $4,655 at December 31, 2013 (June 30, 2013 - $4,352).

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (December 31, 2012 – 51.4%)	1,249	352	2,315	268
Income taxes increased (reduced) by:
Share-based compensation	108	74	291	230
Tax rate differential	(123)	(42)	48	2
Recognition of previously unrecognized tax assets	–	263	–	(11)
Other	(28)	(186)	(154)	(183)

Provision for income taxes	1,206	461	2,500	306

As at December 31, 2013, the Company has losses carried forward of $1,200 and capital losses carried forward of $800 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. The Company’s effective tax rate for fiscal 2014 is estimated to be 31% (December 31, 2012 - 51.4%) based on jurisdictions in which the income was earned.

(11)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

12	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Finance income
Interest income	29	256	65	263
Net foreign exchange gain (loss)	(279)	103	242	59

	(250)	359	307	322
Finance expense
Interest expense on bank indebtedness	51	151	114	226
Interest expense on long-term debt and obligations under capital lease	814	650	1,365	675

	865	801	1,479	901

Net finance expense	(1,115)	(442)	(1,172)	(579)

13	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Investment in film and television programs
Direct production and other costs	5,951	8,295	9,252	14,700
Expense of film and television programs	6,024	2,605	13,799	4,291
Expense of acquired library	2,478	1,937	4,261	2,154
Write-down of investment in film and television programs	190	-	190	-
Development expenses and other	46	793	46	851
Office and administrative	2,709	2,178	5,417	3,226
Warrant expense	-	-	-	390
Share of loss of associates	-	56	-	81
Loss on sale of short-term investment	-	29	-	29
Finance expense, net	1,115	442	1,172	579
Investor relations and marketing	22	278	254	306
Professional and regulatory	326	1,444	1,783	1,613
Amortization of property and equipment and intangible assets	1,468	1,255	2,817	1,888
	20,329	19,312	38,991	30,108
The following sets out the components of employee benefits expense:
Salaries and employee benefits	5,469	4,059	9,767	6,516
Share-based compensation	349	239	939	726
Termination benefits	191	2,000	191	2,002
	6,009	6,298	10,897	9,244
	26,338	25,610	49,888	39,352

(12)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

14	Financial instruments

a)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its bank indebtedness interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $900 to $1,100 effect on net income.

b)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities (note 9). As at December 31, 2013, the Company had cash on hand of $35,985 (June 30, 2013 - $12,640).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

c)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At December 31, 2013, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have less than a $250 effect on net income and minimal affect on the balance sheet items.

d)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Interim production financing	30,335	30,335	–	–	–
Long-term debt	72,082	6,706	65,376	–	–
Obligations under capital lease	621	300	304	17	–

	103,038	37,341	65,680	17	–

Payments noted above exclude issue costs and do not include interest.

(13)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

14	Financial instruments (continued)

e)	Fair values

The maximum exposure to credit risk for cash, short-term investments, deposits and trade and other receivables approximate the amount recorded on the consolidated balance sheets.

Management believes the carrying amounts reported on the financial statements for cash, short-term investments, amounts receivable, accounts payable and accrued liabilities and current portion of long-term debt and obligations under capital lease all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the year ended June 30, 2013 and the quarter ended September 30, 2013, to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the non-current portion of long-term debt and obligations under capital lease is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	December 31,		June 30,
	2013		2013
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Long-term debt and obligations under capital lease	65,697	64,168	45,466	44,303

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

15	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ending June 30, 2014	1,423
2015	2,089
2016	1,600
2017	1,155
2018	996
beyond 2018	439

(14)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

15	Commitments and contingencies (continued)

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at December 31, 2013 and June 30, 2013, related to the above matters is estimated at $400.

16	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties. During the three and six months ended December 31, 2013, the Company declared and paid dividends totaling $1,132 and $2,367 respectively (three and six months ended December 31, 2012: nil), the balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:
	December 31,	June 30,
	2013	2013
	$	$
Total bank indebtedness, long-term debt and obligations under capital lease	72,703	54,443
Less: Cash	(35,985)	(12,640)
Net debt	36,718	41,803
Total Shareholders’ Equity	206,617	162,875
	243,335	204,678

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company has been in compliance with all debt covenants of the Amended Senior Secured Credit Facilities.

(15)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

17	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Net income	$2,811	$287	$4,969	$215
Weighted average number of common shares	108,184,754	90,392,430	105,481,125	71,731,749

Basic earnings per common share	0.03	0.00	0.05	0.00

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three and six months ended December 31, 2013, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 4,099,404 and 4,150,449 respectively (December 31, 2012 – 3,144,310 and 2,168,526).

	Three months ended		Six months ended
	December 31,	December 31,	December 31,	December 31,
	2013	2012	2013	2012
	$	$	$	$
Net income	$2,811	$287	$4,969	$215
Weighted average number of common shares	112,284,158	93,536,740	109,631,574	73,900,275

Diluted earnings per common share	0.03	0.00	0.05	0.00

(16)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

18	Net change in other non-cash balances related to operations

	Six months ended
	December 31,	December 31,
	2013	2012
	$	$
Increase in amounts receivable	(3,930)	(8,371)
Increase in prepaid expenses and deposits	(881)	(328)
Increase in accounts payable and accrued liabilities	6,931	1,847
Increase (decrease) in deferred revenue	(6,232)	1,546

	(4,112)	(5,306)

During the year, the Company paid and received the following:

Interest paid	1,954	1,070
Interest received	65	46
Taxes paid	553	189

19	Revenues and segmented information

The Company operates production and distribution entities and offices throughout Canada, the United States and the United Kingdom. In measuring performance, the Company does not distinguish or group its core production, distribution and merchandising operations (“Core Business”) on a geographic or any other basis. During the year ended June 30, 2013, the Company determined that a subsidiary of Cookie Jar which manages copyrights, licensing and brands for third parties (“CPLG”), is a separate reportable segment; accordingly, the Company has two reportable segments for disclosure purposes starting in October 2012, when CPLG was acquired as part of the Cookie Jar Acquisition. Prior to this there was one reportable segment.

Revenue and segment profit (loss)

For the three months ended

	December 31, 2013			December 31, 2012
		Core			Core
	CPLG	Business	Consolidated	CPLG	Business	Consolidated
	$	$	$	$	$	$

Revenues	3,087	27,268	30,355	2,096	24,262	26,358
Direct production cost and expenses, general and administrative expenses	2,866	20,146	23,012	2,206	19,977	22,183

Segment profit (loss)	221	7,122	7,343	(110)	4,285	4,175

Amortization			1,468			1,255
Finance expense, net			1,115			442
Other expense, net			743			1,730

Income before income taxes			4,017			748

(17)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

19	Revenues and segmented information (continued)

Revenue and segment profit (loss) (continued)

For the six months ended

	December 31, 2013			December 31, 2012
		Core			Core
	CPLG	Business	Consolidated	CPLG	Business	Consolidated
	$	$	$	$	$	$

Revenues	5,576	51,781	57,357	2,096	37,777	39,873
Direct production cost and expenses, general and administrative expenses	5,389	38,534	43,923	2,206	32,350	34,556

Segment profit (loss)	187	13,247	13,434	(110)	5,427	5,317

Amortization			2,817			1,888
Finance expense, net			1,172			579
Other expense, net			1,976			2,329

Income before income taxes			7,469			521

The following table presents further details on revenue derived from the following areas:

	Three months ended		Six months ended
	December	December 31,	December 31,	December
	31,			31,
	2013	2012	2013	2012
	$	$	$	$
Core Business
Production revenue	5,199	3,668	15,780	5,185
Distribution revenue	9,483	9,252	16,445	10,586
Producer and service fee revenue	4,680	5,822	8,787	12,658
Merchandising and licensing and other revenue	7,906	5,520	10,769	9,348
	27,268	24,262	51,781	37,777

CPLG	3,087	2,096	5,576	2,096
	30,355	26,358	57,357	39,873

(18)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

19	Revenues and segmented information (continued)

Of the Company’s $30,355 and $57,357 in revenues for the three and six-month periods ended December 31, 2013 ($26,358 and $39,873 for the three and six months ended December 31, 2012), $15,789 and $35,989 was attributable to the Company’s entities based in Canada ($11,339 and $16,642 for the three and six months ended December 31, 2012), $6,055 and $7,672 ($9,961 and $18,173 for the three and six months ended December 31, 2012) was attributable to the Company’s entities based in the USA and $8,511 and $13,696 ($5,058 and $5,058 for the three and six months ended December 31, 2012) was attributable to the Company’s entities based outside of Canada and the USA.

As at December 31, 2013, the following non-current assets were attributable to the Company’s entities based in the USA: $455 of property and equipment, $368 of intangible assets, and $694 of goodwill (June 30, 2013 - $728, $392, $656, respectively). As at December 31, 2013, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $808 of property and equipment and $13,209 of intangible assets (June 30, 2013 -$562 and $11,135 respectively) All other non-current assets were attributable to the Company’s entities based in Canada.

At December 31, 2013, the following non-current assets were attributable to CPLG: $783 of property and equipment and $11,624 of intangible assets (June 30, 2013 - $554 and $11,135).

20	Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year.

21	Accumulated other comprehensive loss

As at December 31, 2013, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $2,216 (June 30, 2013 – $2,800).

(19)

DHX Media Ltd.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
For the period ended December 31, 2013
(expressed in thousands of Canadian dollars, except for amounts per share)

22	Subsequent events

a)	Subsequent to December 31, 2013, 150,000 options were exercised by employees and a director to acquire common shares for proceeds of $272.

b)	On January 9, 2014, the Company announced the closing of a bought deal in which Birch Hill Equity Partners Management Inc., on behalf of entities controlled or managed by it (the “Selling Shareholders”), entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (the “Underwriters”), providing for the purchase by the Underwriters, on a bought deal basis, of 28,363,796 common shares of the Company from the Selling Shareholders at a price of $4.70 per common share (the “Offering”).

The Company did not receive any proceeds from the Offering. Following closing of the Offering, the Selling Shareholders no longer hold any common shares of the Company.

(20)